SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

           June 30, 2004

COMMISSION FILE NUMBER:

01-31380

QUEST CAPITAL CORP.

(Translation of registrant's name into English)

9th Floor, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

QUEST CAPITAL CORP.

2004 Second Quarter Report

REPORT TO SHAREHOLDERS’

Quest Capital Corp. ('Quest' or the 'Company'), is pleased to announce its financial results for the three and six months periods ended June 30, 2004.

  Consolidated net earnings for the second quarter double to $5.8 million ($0.07 per share);

  Consolidated net earnings for the six months were $8.8 million ($0.10 per share);

  Bridge Loans up 21% to $41.1 million;

  Total assets continue to grow - totalling $104.3 million.

For the three months ended June 30, 2004, Quest had consolidated net earnings of $5.8 million ($0.07 per share), double the $2.9 million ($0.03 per share) recorded in the first quarter. For the first half of the year, Quest had consolidated net earnings of $8.8 million ($0.10 per share), compared to consolidated net earnings of $0.6 million ($0.02 per share) in the corresponding period of 2003.

During the first half of 2004, demand for bridge loans remained steady resulting in total revenues for the second quarter and six months of $2.5 million and $5.8 million, respectively.  At June 30, Quest had $41.1 million in bridge loans and convertible debentures, up from the $34.9 million recorded at the end of the first quarter.

Expenses during the second quarter have decreased slightly to $1.5 million from $1.7 million in the first quarter. The reduction is primarily due to a decrease in legal and professional fees as a result of the Company settling a legal dispute in Australia.

The Company also continued to benefit during the second quarter from a strong junior resource sector with its equity portfolio realizing a gain of $1.7 million on sales of investments and securities.  This compares to the $0.7 million gain recorded in the first quarter.

During the second quarter the Company realized other income of $2.6 million comprised of $2.0 million received in settlement of the legal dispute in Australia and $0.5 million in proceeds from gold sales.

Total assets at June 30, 2004 were $104.3 million, which includes $41.1 million in bridge loans and convertible debentures, $17.2 million in securities, $11.9 million in restricted and appropriated cash set aside for reclamation and closure obligations associated with the Company’s mining properties and $30.6 million of cash.

Respectfully submitted on behalf of the

Board of Directors:

Signed:

“Brian E. Bayley”

“A. Murray Sinclair”

Brian E. Bayley

A. Murray Sinclair

CEO and President

Managing Director

MANAGEMENT’S  DISCUSSION AND ANALYSIS

SECOND QUARTER REPORT JUNE 2004

Description of Business, Operations and Financial Condition

The following information, prepared as of July 26, 2004, should be read in conjunction with the audited financial statements for the year ended December 31, 2003 and 2002 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles.  All amounts are expressed in Canadian dollars unless otherwise indicated.

The Company’s principal focus is providing financial services, specifically providing bridge loans, to small and mid-cap companies in North America. The Company also provides a range of consulting, management and administrative services and is expanding its array of services to include generating fees from assisting companies in the raising of equity capital by way of private placements.

The Company’s asset base and working capital position continue to grow. Total assets as at June 30, 2004 were $104.3 million compared to $96.1 million as at December 31, 2003.  Total assets as of June 30, 2004 include $30.6 million of cash, $41.1 million in bridge loans and convertible debentures, $17.2 million in securities with a market value of approximately $22.1 million (June 30, 2004) and $11.9 million of appropriated and restricted cash set aside to fund the closure obligations at the Company’s two mining properties.

RESULTS OF OPERATIONS

For the three months ended June 30, 2004, the Company had consolidated net earnings of $5.8 million ($0.07 per share).  For the comparable period in 2003, the Company reported a net loss of $0.50 million ($0.01 per share).  For the first half of 2004, the Company had consolidated net earnings of $8.8 million ($0.10 per share) compared to net earnings of $0.65 million ($0.02 per share) in 2003.

Revenues

Interest revenue and related fees have increased for 2004 as compared to 2003 due to the higher level and volume of bridge loans and convertible debentures.  Total bridge loans and convertible debentures as at June 30, 2004 were $41.1 million compared to $32.3 million as at December 31, 2003.

Management and finder’s fees have increased in 2004 as compared to 2003 as result of acquiring Quest Management Corporation in June 2003 and the receipt of finders fees. There are  no comparable results for the first half of 2003.

Gold production from the wind-down of operations at the Castle Mountain property has become nominal and, as a result, effective January 1, 2004, this property is considered to be  in the decommissioning stage of its operation.  As a result, the sale of gold  is no longer recorded as “Gold Sales”.  Gold recovered will be recorded  as “Other Income” as it is sold.

Expenses/Income:

Cost of sales in 2003 was attributable to costs associated with the gold sold.  Effective January 1, 2004, the incremental costs of recovering gold during the decommissioning stage of operations at the Castle Mountain property are nominal and have been included in the Company’s estimated asset retirement obligation provision.

Accretion expense is the change in the asset retirement obligation for the Company’s two resource properties due to the passage of time calculated by applying the credit-adjusted risk-free interest rate that existed when the liability, or portion, thereof, was initially measured.

Salaries and benefits have increased in 2004 as compared to the same period in 2003 as a result of the Company’s expansion and need for additional employees.

During the first half of 2004, 1,061,718 of the options granted in 2003 vested, resulting in the Company recording a stock-based compensation expense of $0.7 million.

Professional and legal fees have increased in 2004  as compared to 2003 as a result of costs associated with funding the legal claim in Australia.  It is anticipated that these fees will decrease in the third quarter of 2004 as the legal dispute was settled during the second quarter.

Other Income:

Other income includes the net proceeds of approximately $2 million received from the settlement of the Company’s legal claim in Australia and the proceeds from the sale of 1,000 ounces of gold.  During the six months ended June 30, 2004, the Castle Mountain property recovered 4,250 ounces of gold of which 3,250 ounces remain to be sold.

Gain on Sale of Investments & Marketable Securities

Sales of investments and securities during the first half of 2004 resulted in the Company recording a $2.4 million gain compared to a $0.7 million gain in 2003.

Foreign Exchange Gain/(Loss)

During the first half of 2004, the Company reduced its foreign exchange risk and converted its US dollar cash held by its Canadian subsidiaries into Canadian dollars resulting in a foreign exchange gain of $0.6 million.

Changes in Asset Retirement Obligations

During the first half of 2004, changes in asset retirement obligations of $0.6 million is a result of actual reclamation expenditures being less than the estimated cost to complete the reclamation obligations at the Company’s two mining properties.

QUARTERLY INFORMATION

(In thousands of Canadian dollars, except per share amounts)

	Second	First	Fourth	Third
	Qtr 2004	Qtr 2004	Qtr 2003	Qtr 2003

Total Revenues	2,532	3,295	3,191	2,955
Net Earnings/(Loss)	5,834	2,935	(4,890)	2,877
Basic and Diluted Earnings/(Loss) Per Share	0.07	0.03	(0.06)	0.03
Total Assets	104,356	99,207	96,110	92,926
Long-term Financial Liabilities	8,325	9,501	10,492	10,138

	Second	First	Fourth	Third
	Qtr 2003	Qtr 2003	Qtr 2002	Qtr 2002

Total Revenues	2,009	2,313	3,389	6,971
Net Earnings/(Loss)	(510)	1,161	(1,817)	(7,076)
Basic and Diluted Earnings/(Loss) Per Share	(0.01)	0.03	(0.05)	(0.21)
Total Assets	92,843	48,331	50,344	51,722
Long-term Financial Liabilities	11,708	13,235	14,051	13,332

LIQUIDITY

The Company’s cash resources of $30.6 million as at June 30, 2004 have decreased by $1.2 million from December 31, 2003.

During the first half of 2004, operations provided positive cash flow of $5.8 million  as compared to negative cash flow of $0.4 million for the same period  in 2003.  The increase is primarily due to the higher interest and related fees received as result of the Company expanding its merchant banking operations, and the $2.0 million received from a legal settlement.

The Company will continue to deploy its available resources in providing financial services to small and mid-cap companies in North America.  Earnings and the Company’s asset base will be subject to the number and level of bridge loans completed, the nature and credit quality of the bridge loan portfolio, including the quality of the collateral security obtained by the Company and the return it is able to generate on its portfolio.

At June 30, 2004, the Company had appropriated cash of $6.9 million in a voluntary sinking fund that it will use to fulfill reclamation obligations at the Castle Mountain property.  In addition, the Company has restricted cash of $5.0 million pledged as security for licenses and permits to fulfill reclamation obligations at the Brewery Creek property.

The Company’s current contractual obligations include leases for its offices in Vancouver and Toronto.  The total minimum lease payments for the years 2004 – 2008 is $610,000.

TRANSACTIONS WITH RELATED PARTIES

The Company often requires the ability to nominate at least one member to the board of directors of companies to which it provides a bridge loan or in which it makes an equity investment.  The nominees  may be an employee, officer or director of the Company, and accordingly, the borrower may become related to the Company.

The Company has bridge loans and convertible debentures of $3.3 million due from  parties related by virtue of having certain directors and officers in common.  During the first half of 2004, the Company received $0.4 million in interest and related fees from parties related by virtue of having certain directors and officers in common.

The Company engages in the syndication of bridge loans to diversify the risk associated with its loan portfolio and has received syndication fees from  parties related by virtue of having certain directors and officer in common.

As at June 30, 2004, the Company held $9.0 million of shares in publicly traded or private companies related by virtue of having certain directors and officer in common.  The Company realized a nominal gain on disposal of shares in companies related by virtue of having certain directors and officers in common.

For the first half of 2004, the Company received $0.7 million in management and finder’s fees from companies related by virtue of having certain directors and officers in common.

CRITICAL ACCOUNTING ESTIMATES

Bridge loans are stated net of an allowance for credit losses on impaired loans.  In determining the provision for possible loan losses, management considers the length of time the loans have been in arrears and the overall financial strength of the borrowers.  There is a risk that the Company’s provision for loan losses of $1.5 million may be insufficient to protect against losses in its loan portfolio due to (i) misjudgment by management of the potential losses in the Company’s loan portfolio (ii) the Company’s inability to realize sufficient proceeds from the disposition of the collateral or (iii) discrete events that adversely affect customers, industries or markets.

Marketable securities include the shares received from borrowers as bonus payments for advancing  bridge loans.  They are carried at the lower of average cost and market value.  Investments are recorded at cost or at cost less amounts written off to reflect any impairment in value that is considered to be other than temporary.  There is a risk that the Company may not be able to realize their carrying value due to unfavorable economic and equity market conditions.

The Company continues to manage and reclaim mineral properties located in California and the Yukon.  Environmental laws and regulations are continually evolving in the regions in which the Company operated.  The Company’s policy is to manage operations using best available practices, and to continually monitor compliance with local laws and permits.  In addition, the Company continues to update it closure plans as reclamation is completed and for changes to environmental protection laws and administrative policies.  There is a risk that the Company’s cost estimates for the remaining reclamation obligations may be insufficient.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Revenue Recognition

Effective January 1, 2004, the Company adopted prospectively the new pronouncements relating to revenue recognition and is recognizing revenue from sales of precious metals when title has passed.  Previously sales of precious metals were recorded at the estimated net realizable value when the metals were available for delivery and unsettled amounts were recorded as accounts receivable.

OTHER DATA

Restatement of Note 20 to Notes to Consolidated Financial Statements December 31, 2003 and 2002- United States Generally Accepted Accounting Principles

Effective January 1, 2003, the Company had adopted Statement of Financial Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations.”  For Canadian GAAP purposes this change in accounting policy was applied retroactively and accordingly, the financial statements of prior periods were restated.  For US GAAP purposes the Company would record a cumulative adjustment in the statement of earnings for the difference between the amounts recognized prior to the adoption of SFAS No. 143 and the net amount recognized according SFAS No. 143.

Following the release of the annual consolidated financial statements to shareholders in May 2004, the Company determined that this change in accounting policy had incorrectly been applied retroactively and not as a cumulative effect adjustment in the reconciliation to US GAAP.  The tabular information presented in Note 20 to the consolidated financial statements was restated in the Form 20-F Annual Report filed with the Canadian Securities Commissions and US Securities Commission from that previously released to shareholders to reflect the change in accounting policy as a cumulative effect adjustment in the year ended December 31, 2003.

The restatement of Note 20 has no impact to the Company’s consolidated financial statements for the year ended December 31, 2003, 2002 and 2001 which are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada.  The restatement only applies to the Company reconciliation to material measurements differences between Canadian GAAP and US GAAP.

The restated Note 20 in the Form 20-F Annual Report is available for viewing on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

Share Position

At the Company’s annual general meeting held in June 2004, the shareholders approved the amendments to the Company’s Class A Subordinate Voting Shares and Class B Multiple Voting Shares (the Class A and Class B Amendments) that became effective June 22, 2004.  The general effect of the Class A and B Amendments was, among other things, to amend the voting rights of the Class B shares to one vote per share and allow the Class B shareholders to convert each Class B share into 1.25 Class A share.  The Class A and Class B Amendments also provided the Company with the right to give notice of conversion of each Class B share into 1.25 Class A shares.  The Company expects that most of the holders of the Class B shares will give notice to convert their Class B shares into Class A shares in the near term.  The Company will review the number of outstanding Class B shares and if the number outstanding falls below a sufficient number to maintain, in the Company’s opinion, a sufficiently liquid market in the Class B shares, the Company will provide a notice of conversion to all remaining Class B shareholders, to effect the conversion of the Class B shares into Class A shares.

As at July 26, 2004, Quest’s outstanding share position was 84,927,517 Class A Voting Shares and 2,961,448 Class B Voting Shares.

Outstanding Warrants:

Number	Exercise	Expiry
Of Warrants	Price	Date

1,836,250	$1.24	December 23, 2004
8,333,335	$1.50	June 30, 2008
5,000,000	$1.60	October 20, 2008
15,169,585

Outstanding Options

Number	Exercise	Expiry
Of Options	Price	Date

113,333	$0.81	October 22, 2007
6,778,116	$1.95	November 20, 2008
500,000	$1.95	September 14, 2004
78,128	$1.95	September 29, 2004
66,665	$1.80	May 18,2005
7,536,242

Additional information related to the Company is available for viewing on SEDAR at www.sedar.com

FORWARD LOOKING INFORMATION

These materials include certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Other than statement of historical fact, all statements in this material, including, without limitation, statements regarding fair values of marketable securities, investments, bridge loans, convertible debentures, estimated asset retirement obligations, and future plans and objectives of the Company, are forward –looking statements that involve various known and unknown risks, uncertainties and other factors.  There can be no assurance that such statements will prove accurate.  Actual results and future events could differ materially from those anticipated in such statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date of these materials.  Important factors that could cause actual results to differ materially from the Company’s expectations include, without limitation, the level of bridge loans completed, the nature and credit quality of the collateral security, the sufficiency of cost estimates for remaining reclamation obligations as well as those factors discussed in the Company’s documents filed from time to time with the Toronto Stock Exchange, Canadian securities regulators and other regulatory authorities.  All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice.

Quest Capital Corp.
Consolidated Balance Sheets as of
(expressed in thousands of Canadian dollars - Unaudited)

	June 30,	December 31,
	2004	2003

Assets
Current Assets
Cash and cash equivalents	$30,623	$31,797
Appropriated and restricted cash	2,795	3,259
Accounts receivable	-	853
Marketable securities (Market Value - 2004 $1,007; 2003 - $1,436)	767	1,097
Bridge loans and convertible debentures	37,371	26,612
Prepaids and other receivables	894	1,523
Inventories	-	72

	72,450	65,213

Investments (Market Value - 2004 $21,124; 2003 - $21,538)	16,449	12,969
Bridge loans and convertible debentures	3,702	5,647
Resource assets	2,212	2,149
Appropriated and restricted cash	9,101	9,690
Other assets	442	442

	$104,356	$96,110

Liabilities
Current liabilties
Accounts payable	$2,479	$1,902
Deferred revenue	705	616

	3,184	2,518

Asset Retirement Obligation	8,325	10,492

	11,509	13,010
Shareholders' Equity
Share capital	80,760	80,708
Warrants and options	3,471	2,779
Retained earnings/(deficit)	6,728	(2,041)
Currency translation adjustment	1,888	1,654

	92,847	83,100

	$104,356	$96,110

Quest Capital Corp.
Consolidated Statement of Retained Earnings/(Deficit)
For the period ended
(expressed in thousands of Canadian dollars, - unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2004	2003	2004	2003

Retained Earnings/(Deficit) - Beginning of Period	$ 894	$ (179,802)	$ (2,041)	$ (180,963)
Net Earnings (Loss) for the Period	5,834	(510)	8,769	651
Distribution to Shareholders	0	(5,272)	0	(5,272)
Reduction of stated capital	0	185,584	0	185,584
Retained Earnings/(Deficit) - End of Period	$ 6,728	$ -	$ 6,728	$ -

Quest Capital Corp.
Consolidated Statement of Earnings/(Loss)
For the period ended
(expressed in thousands of Canadian dollars, except per share amounts - unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2004	2003	2004	2003
Revenues
Interest and related fees	$ 2,168	$ 543	$ 4,813	$ 861
Management and finders fees	364	-	1,014	-
Gold Sales	-	1,466	-	3,461

	2,532	2,009	5,827	4,322

Expenses/(Income)
Cost of Sales	-	1,021	-	1,953
Depreciation and depletion	-	38	-	86
Accretion	123	180	272	369
Salaries & benefits	361	28	783	96
Stock based compensation	336	-	692	-
Professional services	182	252	537	430
Legal	96	84	311	231
Office, insurance and other	194	103	318	190
Director's fees	53	-	53	-
Corporate relations	166	90	222	105
Exploration	-	73	-	195
Royalties	-	136	-	(54)

	1,511	2,005	3,188	3,601

Earnings/(Loss) before the following	1,021	4	2,639	721

Other income/(expense)	2,573	(26)	2,631	84
Provision for loan losses	(75)	-	(75)	-
Gain on sale of investments & marketable securities	1,710	-	2,411	714
Write-down of marketable securities	(75)	(97)	(75)	(97)
Foreign exchange gain/(loss)	172	(864)	591	(1,192)
Gain on disposition of resource assets	72	603	72	603
Changes in asset retirement obligations	438	-	562	87

Earnings (loss) before income taxes	5,836	(380)	8,756	920

Income tax (recovery) expense	2	130	(13)	269

Net earnings (loss) for the period	$ 5,834	$ (510)	$ 8,769	$ 651

Basic and Fully Diluted Earnings/(Loss) per Share	0.07	(0.01)	0.10	0.02
Weighted Average Shares Outstanding	87,486,507	35,649,193	87,479,146	34,559,832

Quest Capital Corp.
Consolidated Statements of Cash Flows for the Period Ended
(expressed in thousands of Canadian dollars - Unaudited)
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2004	2003	2004	2003

Operating Activities
Earnings for the Period	$ 5,834	$ (510)	$ 8,769	$ 651

Items not affecting cash
Stock based compensation	336	-	692	-
Depreciation	20	48	36	103
Gain on sale of marketable securities and investments	(1,710)	-	(2,411)	(714)
Write-down of marketable securities	75	97	75	97
Provison for loan losses	75	-	75	-
Deferred interest and related fees	(956)	(168)	(2,338)	(211)
Shares received as finder's fees	(178)	-	(178)	-
Accretion expense	123	180	272	369
Change in asset retirement obligations	(438)	-	(562)	(87)
Gain on disposal of resource assets	(72)	(525)	(72)	(603)
	3,109	(878)	4,358	(395)

Expenditures for reclamation and closure	(1,074)	(1,014)	(2,144)	(1,380)
Changes in non-cash balanced relating to operations	1,774	(289)	3,591	1,399
	3,809	(2,181)	5,805	(376)

Financing Activities
Net proceeds from shares issued	52	11,727	52	12,019

Cash flows from investing activities
Loans advanced	(6,219)	4,522	(8,889)	(6,254)
Expenditures on long term investments	(3,184)	(10)	(10,255)	(160)
Proceeds from sale of long term investments	4,948	-	10,568	-
(Increase) decrease in appropriated and restricted cash	660	(547)	1,362	(35)
Disposal of subsidiaries	-	(1,045)	-	(1,045)
Net cash acquired on the arrangement	-	14,600	-	14,064
Proceeds from disposal of resource assets	119	196	119	196
Expenditures for resource assets	(22)	-	(67)	-
	(3,698)	17,716	(7,162)	6,766

Foreign exchange gain (loss) on Cash Held in a Foreign Subsidiary	133	312	131	(1,200)

Change in Cash and Cash Equivalents	296	27,574	(1,174)	17,209
Cash and Cash Equivalents - Beginning of the Period	30,327	5,513	31,797	15,878

Cash and Cash Equivalents - End of Period	$ 30,623	$ 33,087	$ 30,623	$ 33,087

Quest Capital Corp.

Notes to Consolidated Financial Statements

For the six months ended June 30, 2004 and 2003

(expressed in Canadian dollars – Unaudited)

1.

Basis of Presentation

(a)

These consolidated financial statements should be read in conjunction with the most recent annual consolidated financials statements.

(b)

Certain comparative figures have been restated to conform to the current period’s presentation

1.

Change in Accounting Policy

On January 1, 2004, the Company adopted the new pronouncements relating to revenue recognition prospectively and recognizes revenue from sales of precious metals when title passes.  Previously sales of precious metal were recorded at the estimated net realizable value when the metals were available for delivery and unsettled amounts were recorded as accounts receivable.

2.

Loans and Convertible Debentures

Bridge loan and convertible debenture analysis as at June 30, 2004 is as follows:

	Current	Long-Term	Total

Bridge loans	$38,750	$1,000	$39,750
Convertible debentures	168	2,702	2,870

Total	$38,918	$3,702	$42,620
Specific allowance	(1,547)	-	(1,547)

Carrying Value	$37,371	$3,702	$41,073

Loans and convertible debentures bear interest at various rates and are collateralized and/or supported by guarantees.  As at June 30, 2004, loans and convertible debentures are denominated in Canadian and United States dollars.  Of the total, $1,023,000 (US$798,000) is denominated in United States dollars and the remainder of $41,597,000 is denominated in Canadian dollars.  The fair value of the loans and convertible debenture is approximately equal to their carrying value.

4.

Related Party Transactions

(a)

For the six months ended June 30, 2004, the Company received $673,000 (2003 - Nil) in management and finders fees from related parties by virtue of certain directors and officers in common.

(b)

Bridge loans and convertible debentures include $3,279,000 in amounts due from related parties by virtue of certain directors and officers in common.  During the six months ended June 30, 2004, the Company received $375,000 (2003 - $Nil) in interest and fees from related parties by virtue of certain directors and officers in common.

(c)

For the six months ended June 30, 2004, the Company received $15,000 (2003 - Nil) in syndication loan administration fees from related parties by virtue of certain directors and officers in common.

(d)

Marketable securities and investments include $9,013,000 of shares held in either publicly traded or private companies related by virtue of certain directors and officers in common.  For the six months ended June 30, 2004, the Company recorded a gain on disposal of securities of $263,000 (2003 - Nil) from related parties by virtue of certain directors and officers in common.

5.

Share Capital

(a)

Authorized:

Unlimited First and Second Preferred Shares

Unlimited Class A Voting (“Class A”) and Class B Voting (“Class B”) Shares

The Class B shares are convertible at any time at the option of the holder and the Company into Class A shares on the basis of 1.25 Class A share for each Class B share held.

(b)

Issued:

Number of

Shares

Amount

Class A Shares

Opening balance – December 31, 2003

83,194,934

$76,330

Warrants exercised

      88,333

52

Closing balance – June 30, 2004

83,283,267

76,382

Class B Shares

Balance – December 31, 2003

and June 30, 2004

4,276,851

4,378

Total Share Capital

$80,760

Subsequent to June 30, 2004,  1,315,403 Class B Shares were converted into 1,644,250 Class A Shares.

(c)

Warrants and Options

Opening balance – December 31, 2003

$2,779

Stock-based compensation

    692

Ending balance – June 30, 2004

$3,471

During 2004, the Company had 1,061,718 options of the total stock options outstanding vest to officers and directors.  The fair value cost of the options that vested during the six months ended June 30, 2004 (2003 – Nil) amounts to $692,000.

(d)

Warrants Outstanding

Number of

Exercise

Expiry

Warrants

Price

Date

1,836,250

$1.24

December 23, 2004

8,333,335

$1.50

June 30, 2008

5,000,000

$1.60

October 20, 2008

(e)

Stock Options Outstanding

The Company has a stock option plan under which the Company may grant options to its directors, employees and consultants for up to 8,319,000 Class A shares.  The exercise price of each option is required to be equal to or higher than the market price of the Company’s Class A shares on the day of grant.  Vesting and terms of the option agreement are at the discretion of the Board of Directors.

During the six months ended June 30, 2004, the change in stock options outstanding was as follows:

Number of

Weighted Average

Options

Share Price

Opening balance – December 31, 2003

7,725,828

$1.97

Granted

-

-

Exercised

-

-

Expired

(133,330)

(4.27)

Ending balance – June 30, 2004

7,592,498

$1.93

Options Exercisable – June 30, 2004

4,407,908

$1.92

6.

Segmented information

a)

The Company’s reportable operating segments are as follows:

As of June 30, 2004
	Revenue	Depreciation/ accretion	Income tax Expense (recovery)	Gains / (Write- downs)	Net earnings/ (loss)	Total assets*

Loans and investments	$4,813	$-	$-	$2,852	$7,665	$87,978
Management services	1,014	-	-	-	589	930
Resource properties	-	272	40	634	836	14,578
Other	-	-	(53)	-	(321)	870
	$5,827	$272	$(13)	$3,486	$8,769	$104,356

As of June 30, 2003
	Revenue	Depreciation/ accretion	Income tax Expense (recovery)	Gains / (Write- downs)	Net earnings/ (loss)	Total assets*

Loans and investments	$861	$-	$-	$(575)	$286	$78,228
Management services	-	-	-	-	-	1,092
Resource properties	3,461	86	269	690	1,333	15,551
Other		-	-	-	(968)	1,239
	$4,322	$86	$269	$115	$651	$96,110

* As of December 31, 2003

b)

The Company operates in the following geographic areas:

2004

June 30,2004 June 30,2003
	Revenue	Resource assets	Revenue	Resource assets*
Canada	$5,688	$1,315	$697	$1,238
United States	139	665	3,625	679
Peru	-	232	-	232
	$5,827	$2,212	$4,322	$2,149

* As at December 31, 2003

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Brian E. Bayley, President and Chief Executive Officer of Quest Capital Corp. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings of Quest Capital Corp., (the Issuer) for the interim period ending June 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the period presented in the interim filings.

Date:

August 9, 2004

“Brian E. Bayley”

_____________________________________

Brian E. Bayley

President and Chief Executive Officer

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Susan M. Neale, Chief Financial Officer of Quest Capital Corp. certify that:

4.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings of Quest Capital Corp., (the Issuer) for the interim period ending June 30, 2004;

5.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

6.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the period presented in the interim filings.

Date:

August 9, 2004

“Susan M. Neale”

_____________________________________

Susan M. Neale

Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEST CAPITAL CORP.

(the Registrant)

Date:	August 9, 2004	By:	“Sandra Lee”
Signature Sandra Lee, Corporate Secretary
Name* Title

                                                         *Print name and title under the signature of the signing officer